Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

March 31, 2023

Report on Review of Interim Condensed Consolidated Financial Information

To the Shareholders and Management of

StoneCo Ltd.

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of StoneCo Ltd. (the “Company”) as at March 31, 2023 which comprise the interim condensed consolidated statement of financial position as at March 31, 2023 and the related interim consolidated statements of profit or loss, of other comprehensive income, changes in equity and cash flows for the three months period then ended and explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, May 9, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of March 31, 2023 and December 31, 2022

(In thousands of Brazilian Reais)

	Notes	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	4	1,855,571	1,512,604
Short-term investments	5.1	3,257,342	3,453,772
Financial assets from banking solution	5.4	4,026,540	3,960,871
Accounts receivable from card issuers	5.2.1	18,874,826	20,694,523
Trade accounts receivable	5.3.1	459,492	484,722
Recoverable taxes	6	207,865	150,956
Prepaid expenses		133,121	129,256
Derivative financial instruments	5.6	27,311	36,400
Other assets		225,421	236,099
		29,067,489	30,659,203
Non-current assets
Long-term investments	5.1	33,825	214,765
Accounts receivable from card issuers	5.2.1	65,142	54,334
Trade accounts receivable	5.3.1	33,650	37,324
Receivables from related parties	10.1	10,253	10,053
Deferred tax assets	7.2	616,107	679,971
Prepaid expenses		70,768	101,425
Other assets		86,856	105,101
Investment in associates		109,081	109,754
Property and equipment	8.1	1,790,653	1,641,178
Intangible assets	9.1	8,627,534	8,632,332
		11,443,869	11,586,237

Total assets		40,511,358	42,245,440

Liabilities and equity
Current liabilities
Deposits from banking customers	5.4	3,902,150	4,023,679
Accounts payable to clients		15,533,850	16,578,738
Trade accounts payable		496,712	596,044
Loans and financing	5.5.1	1,295,488	1,847,407
Obligations to FIDC quota holders	5.5.1	634,677	975,248
Labor and social security liabilities		398,662	468,599
Taxes payable		380,940	329,105
Derivative financial instruments	5.6	241,761	209,714
Other liabilities		164,972	145,605
		23,049,212	25,174,139
Non-current liabilities
Accounts payable to clients		34,730	35,775
Loans and financing	5.5.1	2,659,778	2,728,470
Deferred tax liabilities	7.2	506,524	500,247
Provision for contingencies	11.2	199,169	210,376
Labor and social security liabilities		41,534	35,842
Other liabilities		630,790	610,567
		4,072,525	4,121,277

Total liabilities		27,121,737	29,295,416

Equity	12
Issued capital	12.1	76	76
Capital reserve	12.2	13,869,939	13,818,819
Treasury shares	12.3	(69,085)	(69,085)
Other comprehensive income		(270,160)	(432,701)
Retained earnings (accumulated losses)		(196,564)	(423,203)
Equity attributable to owners of the parent		13,334,206	12,893,906
Non-controlling interests		55,415	56,118
Total equity		13,389,621	12,950,024

Total liabilities and equity		40,511,358	42,245,440

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the three months ended March 31, 2023 and 2022

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31,
	Notes	2023	2022

Net revenue from transaction activities and other services	14.1	733,056	554,920
Net revenue from subscription services and equipment rental	14.1	445,129	432,151
Financial income	14.1	1,375,044	949,750
Other financial income	14.1	158,427	133,438
Total revenue and income		2,711,656	2,070,259

Cost of services	15	(721,277)	(674,368)
Administrative expenses	15	(298,048)	(238,249)
Selling expenses	15	(389,928)	(383,742)
Financial expenses, net	16	(923,639)	(708,247)
Mark-to-market on equity securities designated at FVPL	15	30,574	(322,996)
Other income (expenses), net	15	(101,504)	(31,827)
		(2,403,822)	(2,359,429)

Loss on investment in associates		(1,022)	(677)
Profit (loss) before income taxes		306,812	(289,847)

Current income tax and social contribution	7.1	(43,554)	(67,810)
Deferred income tax and social contribution	7.1	(37,568)	44,619
Net income (loss) for the period		225,690	(313,038)

Net income (loss) attributable to:
Owners of the parent		226,639	(313,224)
Non-controlling interests		(949)	186
		225,690	(313,038)

Earnings (loss) per share
Basic earnings (loss) per share for the period attributable to owners of the parent (in Brazilian Reais)	13	0.72	(1.01)
Diluted earnings (loss) per share for the period attributable to owners of the parent (in Brazilian Reais)	13	0.70	(1.01)

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income

For the three months ended March 31, 2023 and 2022

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31,
	Notes	2023	2022

Net income (loss) for the period		225,690	(313,038)
Other comprehensive income

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):

Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		60,560	(30,634)
Exchange differences on translation of foreign operations		(4,465)	(25,691)
Changes in the fair value of cash flow hedge - bonds hedge	5.6.1	105,981	(88,572)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):

Net monetary position in hyperinflationary economies		858	875
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	5.1	(393)	—

Other comprehensive income (loss) for the period, net of tax		162,541	(144,022)

Total comprehensive income (loss) for the period, net of tax		388,231	(457,060)

Total comprehensive income (loss) attributable to:
Owners of the parent		389,180	(451,019)
Non-controlling interests		(949)	(6,041)
Total comprehensive income (loss) for the period, net of tax		388,231	(457,060)

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the three months ended March 31, 2023 and 2022

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non-controlling interest	Total
Balance as of December 31, 2021 (Recasted)		76	13,825,325	299,701	61,127	330,614	14,516,767	(1,065,184)	(35,792)	96,214	13,512,081	90,774	13,602,855
Net income (loss) for the period		—	—	—	—	—	—	—	—	(313,224)	(313,224)	186	(313,038)
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(137,795)	—	(137,795)	(6,227)	(144,022)
Total comprehensive income		—	—	—	—	—	—	—	(137,795)	(313,224)	(451,019)	(6,041)	(457,060)
Treasury shares - Delivered on business combination and sold		—	—	(703,656)	—	—	(703,656)	873,520	—	—	169,864	—	169,864
Non-controlling interests arising on a business combination		—	—	—	—	—	—	—	—	—	—	30,033	30,033
Share-based payments		—	—	—	—	37,850	37,850	—	—	—	37,850	8	37,858
Dividends paid		—	—	—	—	—	—	—	—	—	—	(807)	(807)
Others		—	—	—	—	—	—	—	—	—	—	(7)	(7)
Balance as of March 31, 2022		76	13,825,325	(403,955)	61,127	368,464	13,850,961	(191,664)	(173,587)	(217,010)	13,268,776	113,960	13,382,736

Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
Net income (loss) for the period		—	—	—	—	—	—	—	—	226,639	226,639	(949)	225,690
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	162,541	—	162,541	—	162,541
Total comprehensive income		—	—	—	—	—	—	—	162,541	226,639	389,180	(949)	388,231
Share-based payments	17.2	—	—	—	—	59,433	59,433	—	—	—	59,433	4	59,437
Equity transaction related to put options over non controlling interest		—	—	—	—	(8,290)	(8,290)	—	—	—	(8,290)	1,650	(6,640)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(1,408)	(1,408)
Others		—	—	—	—	(23)	(23)	—	—	—	(23)	—	(23)
Balance as of March 31, 2023		76	13,825,325	(445,062)	61,127	428,549	13,869,939	(69,085)	(270,160)	(196,564)	13,334,206	55,415	13,389,621

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the three months ended March 31, 2023 and 2022

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31,
	Notes	2023	2022
Operating activities
Net income (loss) for the period		225,690	(313,038)

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	8.2	212,494	184,862
Deferred income tax and social contribution	7.1	37,568	(44,619)
Loss on investment in associates		1,022	677
Interest, monetary and exchange variations, net		(131,572)	(108,419)
Share-based payments expense		70,118	27,214
Allowance for expected credit losses		10,852	22,410
Loss on disposal of property, equipment and intangible assets		14,948	(4,485)
Effect of applying hyperinflation		1,209	1,122
Fair value adjustment in financial instruments at FVPL		85,825	470,309
Fair value adjustment in derivatives		4,593	71,964

Working capital adjustments:
Accounts receivable from card issuers		2,615,995	1,257,175
Receivables from related parties		1,954	3,877
Recoverable taxes		(50,680)	(12,954)
Prepaid expenses		26,792	68,709
Trade accounts receivable, banking solutions and other assets		(18,399)	317,995
Accounts payable to clients		(2,367,437)	(1,659,156)
Taxes payable		74,115	93,377
Labor and social security liabilities		(74,926)	78,191
Provision for contingencies		(17,979)	(4,874)
Other liabilities		1,234	9,527
Interest paid		(133,428)	(108,806)
Interest income received, net of costs		606,793	488,755
Income tax paid		(28,385)	(44,646)
Net cash (used in) / provided by in operating activities		1,168,396	795,167

Investing activities
Purchases of property and equipment		(340,329)	(136,803)
Purchases and development of intangible assets		(76,061)	(105,045)
Proceeds from (acquisition of) short-term investments, net		253,534	(480,673)
Disposal of long-term investments – equity securities		218,105	—
Proceeds from the disposal of non-current assets		206	20,376
Acquisition of subsidiary, net of cash acquired		—	(41,855)
Acquisition of interest in associates and subsidiaries		(3,839)	(7,066)
Net cash (used in) provided by investing activities		51,616	(751,066)

Financing activities
Proceeds from borrowings	5.5.1	1,049,990	1,499,993
Payment of borrowings		(1,580,632)	(1,569,772)
Payment to FIDC quota holders		(332,500)	(312,500)
Payment of leases	5.5.1	(21,840)	(26,084)
Sale of own shares		—	53,406
Acquisition of non-controlling interests		(888)	(305)
Dividends paid to non-controlling interests		(1,408)	(807)
Net cash (used in) provided by financing activities		(887,278)	(356,069)

Effect of foreign exchange on cash and cash equivalents		10,233	(14,066)
Change in cash and cash equivalents		342,967	(326,034)

Cash and cash equivalents at beginning of period	4	1,512,604	4,495,645
Cash and cash equivalents at end of period	4	1,855,571	4,169,611
Change in cash and cash equivalents		342,967	(326,034)

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street.

On November 29, 2022, the Company announced that the Brazilian Central Bank (“BACEN”) has approved the technical requirement of change of control submitted by the Company amid a corporate restructuring involving the conversion of Eduardo Pontes interests in Company´s Class B super-voting shares from HR Holdings, LLC (which were held indirectly through holding companies) into Class A shares directly owned by his family vehicles ("Corporate Restructuring”).

As a result of the Corporate Restructuring, there were a decrease in the concentration of votes held by the Company’s founding shareholders and HR Holdings, LLC became the owner of 31.1% of the Company’s voting power, whose ultimate parent is an investment fund, the VCK Investment Fund Limited SAC A, owned by the co-founder of the Company, Andre Street.

The individual Company’s shares are publicly traded on Nasdaq (under the ticker STNE) and depositary receipts (BDRs) representing the Company´s shares are traded on the São Paulo exchange B3 (under the ticker STOC31).

The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online devices helping them to better manage their businesses, become more productive and sell more - both online and offline.

The interim condensed consolidated financial statements of the Group for the three months ended March 31, 2023 and 2022 were approved by the Audit Committee on May 09, 2023.

1.1. Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Basis of preparation and changes to the Group’s accounting policies and estimates

2.1.	Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022.

The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year.

2.2.	Estimates

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

The judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2022, with no changes except for updates described in note 11.1.

3.	Subsidiaries

3.1.	Subsidiaries of the Group

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which StoneCo Ltd. holds control.

The following table shows the main consolidated entities, which correspond to our most relevant operating vehicles.

		% of Group's equity interest
Entity name	Principal activities	March 31, 2023	December 31, 2022

Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios (“FIDC TAPSO”)	Investment fund	100.00	100.00
SOMA III Fundo de Investimento em Direitos Creditórios Não Padronizados (“FIDC SOMA III”)	Investment fund	100.00	100.00
STNE Participações S.A. ("STNE Par")	Holding company	100.00	100.00
Stone Holding Instituições S.A.	Holding company	100.00	100.00

During the three months ended March 31, 2023 there were no changes in the interest held by the Company on its subsidiaries.

The Group holds call options to acquire additional interests in some of its subsidiaries (see details in Notes 5.6) and issued put options to non-controlling investors (see details in Note 5.9 (i)).

3.2.	Associates

		% Groups's equity interest
Entity name	Principal activities	March 31, 2023	December 31, 2022

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
Neostore Desenvolvimento De Programas De Computador S.A. (“Neomode”)	Technology services	40.02	40.02
Dental Office S.A. (“RH Software”)	Technology services	20.00	20.00
APP Sistemas S.A. (“APP”)	Technology services	20.00	20.00
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.50	29.50
StoneCo CI Ltd ("Creditinfo Caribean")	Holding - Credit Bureau services	47.75	47.75

The Group holds call options to acquire additional interests in some of its associates (see details in Notes 5.6).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents

	March 31, 2023	December 31, 2022

Denominated in R$	1,758,580	1,388,616
Denominated in US$	96,962	123,959
Denominated in other foreign currencies	29	29
	1,855,571	1,512,604

5.	Financial instruments

5.1.	Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 03/31/2023

Bonds(a)	624,051	2,631,632	—	—	3,255,683
Equity securities(b)	—	—	—	33,825	33,825
Investment funds(c)	—	1,659	—	—	1,659
	624,051	2,633,291	—	33,825	3,291,167

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2022

Bonds(a)	1,276,099	2,176,019	—	—	3,452,118
Equity securities(b)	—	—	182,139	32,626	214,765
Investment funds(c)	—	1,654	—	—	1,654
	1,276,099	2,177,673	182,139	32,626	3,668,537
(a)	Comprised of Brazilian Treasury Notes (“LFTs”), structured notes linked to LFTs and corporate bonds in the amount of R$ 520,059, R$ 2,630,883 and R$ 104,741 (2022 R$ 923,098, R$ 2,159,938 and R$ 369,082) respectively, with maturities greater than three months, indexed to fixed and floating rates. As of March 31, 2023, bonds of listed companies are mainly indexed to fixed rates in USD and hedged to Brazilian reais using Non Deliverable Forwards (NDFs).

(b)	Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of March 31, 2023, was determined based on negotiations of the securities.

•	Assets at FVPL

Comprised of Banco Inter S.A. (“Banco Inter”)´s shares, acquired on June, 2021. During first quarter of 2023, the Group sold its remaining stake in Banco Inter, representing 16.8 million shares. The shares were sold at a price of R$12.96, equivalent to R$218 million. The change in fair value of equity securities at FVPL for the three months ended March 31, 2023 was a gain of R$ 30,574 (for the three months ended March 31, 2022 was a loss of R$ 322,996), which was recognized in the statement of profit or loss.

•	Assets as FVOCI

On March 31, 2023, comprised mainly of ordinary shares in entities that are not traded in an active market.

The change in fair value of equity securities at FVOCI for the three months ended March 31, 2023 was R$ (393) (none for the three months ended March 31, 2022), which was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.2.	Accounts receivable from card issuers

5.2.1.	Composition of accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business.

	March 31, 2023	December 31, 2022

Accounts receivable from card issuers(a)	18,289,473	20,053,392
Accounts receivable from other acquirers(b)	672,621	718,228
Allowance for expected credit losses	(22,126)	(22,763)
	18,939,968	20,748,857

Current	18,874,826	20,694,523
Non-current	65,142	54,334

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

Part of the cash needs by the Group to advance payments to acquiring customers are met by the definitive sale of receivables to third parties. When such sale of receivables is carried out to entities in which we have subordinated shares or quotas, the receivables sold remain in our balance sheet, as these entities are consolidated in our financial statements. As of March 31, 2023 a total of R$ 874,630 are consolidated through FIDC AR III, of which the Group has subordinated shares (R$1,116,264 as of December 31, 2022). When the sale of receivables is carried out to entities in which we do not maintain participation or continuous involvement, the amounts transferred are derecognized from the accounts receivable from card issuers. As of March 31, 2023 the sale of receivables that were derecognized from accounts receivables from card issuers in our balance sheet represent the main form of funding used by the Group to fund our prepayment business.

Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

5.3.	Trade accounts receivable

5.3.1.	Composition of trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	March 31, 2023	December 31, 2022

Accounts receivable from subscription services	253,016	294,516
Accounts receivable from equipment rental	129,056	135,479
Loans designated at FVPL	11,722	26,866
Chargeback	60,532	58,302
Receivables from registry operation	31,367	35,150
Services rendered	36,529	36,089
Others	72,806	44,078
Allowance for expected credit losses	(101,886)	(108,434)
	493,142	522,046

Current	459,492	484,722
Non-current	33,650	37,324

5.4.	Financial assets from banking solution and deposits from banking customers

As required by the BACEN regulation, the financial assets arising from banking solutions must be deposited in accounts custody by the BACEN or invested in Brazilian National Treasury Bonds, in order to guarantee the deposits from banking customers.

In March 31, 2023, the balances in transit were R$ 230,196 (December 31, 2022 - R$ 243,782).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.5.	Loans and financing and Obligations to FIDC quota holders

5.5.1.	Changes in loans and financing and obligations to FIDC quota holders

	Balance at 12/31/2022	Additions	Disposals	Payment	Changes in Exchange Rates	Interest	Balance at 03/31/2023

Obligations to FIDC AR III quota holders (Note 5.5.2.1)	952,780	—	—	(347,686)	—	29,583	634,677
Obligations to FIDC TAPSO quota holders (Note 5.5.2.2)	22,468	—	—	(23,021)	—	553	—
Leases (Note 5.5.2.3)	200,147	26,527	(10,408)	(21,840)	(94)	4,462	198,794
Bonds (Note 5.5.2.4)	2,587,303	—	—	—	(68,984)	26,764	2,545,083
Bank borrowings (Note 5.5.2.5)	1,788,427	1,049,990	—	(1,675,853)	—	48,825	1,211,389
	5,551,125	1,076,517	(10,408)	(2,068,400)	(69,078)	110,187	4,589,943

5.5.2.	Description of loans and financing and obligations to FIDC quota holders

In the ordinary course of the business, the Company funds its prepayment business through a mix of own cash, debt and receivables sales.

5.5.2.1.	Obligations to FIDC AR III quota holders

In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$ 2,500,000, and maturity in August 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest is made every three months. After this period, the amortization of the principal and the payment of interest is every three months. The benchmark return rate is CDI + 1.5% per year.

Payments of R$ 312,500 refer to the amortization of the principal and R$ 35,186 refer to the payment of interest of the first series of FIDC AR III.

5.5.2.2.	Obligations to FIDC TAPSO quota holders

In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022 and the benchmark return rate became 100% of the CDI + 1.50% per year.

In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023 and the benchmark return rate became 100% of the CDI + 1.80% per year.

5.5.2.3.	Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

5.5.2.4.	Bonds

Bonds were issued in 2021, raising USD 500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt). The Group has a hedge to this loan, see note 5.6.1.

5.5.2.5.	Bank borrowings

The Group issued CCBs (bilateral unsecured term loans), with multiple counterparties and maturities from short term (less than 12 months). The principal and the interests of this type of loan are mainly paid at maturity. The proceeds of these loans were used mainly for the advance payments to acquiring customers.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.6.	Derivative financial instruments, net

	March 31, 2023	December 31, 2022
Cross-currency interest rate swap used as hedge accounting instrument (Note 5.6.1)	(230,087)	(190,902)
Derivatives used as economic hedge instrument (Note 5.6.2)	1,376	(6,395)
Call options to acquire additional interest in subsidiaries	14,261	23,983
Derivative financial instruments, net	(214,450)	(173,314)

5.6.1	Hedge accounting – bonds

During 2021, the Company entered into hedge operations to protect its inaugural dollar bonds (Note 5.5.2.4), subject to foreign exchange exposure using cross-currency interest rate swap contracts. The transactions have been designated for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the dollar denominated bonds due to changes in the exchange rate. The details of the cross-currency swaps and the position of asset, liability and equity as of March 31, 2023, are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of March 31, 2023 – Asset (Liability)	Loss recognized in income in three months ended March 31, 2023(a)	Gain recognized in OCI in three months ended March 31, 2023(b)	Fair value as of December 31, 2022 – Asset (Liability)

50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(19,855)	(14,344)	9,763	(15,274)
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(19,434)	(14,259)	9,661	(14,836)
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(20,375)	(14,320)	9,906	(15,961)
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(32,464)	(21,666)	15,381	(26,179)
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(21,972)	(14,465)	10,339	(17,846)
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(21,597)	(14,434)	10,240	(17,403)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(12,202)	(7,313)	5,485	(10,374)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(12,265)	(7,313)	5,503	(10,455)
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(27,767)	(14,817)	11,843	(24,793)
25,000	131,025	CDI + 3.00%	August 6, 2021	June 16, 2028	(13,635)	(7,375)	5,841	(12,101)
25,000	130,033	CDI + 2.85%	August 10, 2021	June 16, 2028	(14,343)	(7,465)	6,039	(12,917)
25,000	130,878	CDI + 2.81%	August 11, 2021	June 16, 2028	(14,178)	(7,395)	5,980	(12,763)
				Net amount	(230,087)	(145,166)	105,981	(190,902)
(a)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The amount recognized during the three month in March 31, 2022 was a loss of R$ 478,876.

(b)	Recognized in equity, in “Other comprehensive income”. The balance in the cash flow hedge reserve as of March 31, 2023 is a loss of R$ 155,385 (2022 - loss of R$ 142,716).

5.6.2	Economic hedge

5.6.2.1	Currency hedge

The Group is party to non-deliverable forward (“NDF”) contracts with different counterparties approved by the Board of Directors following the Counterparty Policy to hedge its foreign currency risk. As of March 31, 2023, the contracted exchange rate is between 5.10 and 5.26 Brazilian Reais per each 1.00 U.S. Dollar, covering an amount of US$ 14,181. The maturity of the operations is up to April 2023. In the three months ended March 31, 2023, the amount related to these derivatives recognized in Statement of profit or loss was a revenue of R$ 14,840 (revenue of R$ 45,945 in the three months ended March 31, 2022).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.6.2.2	Interest rates hedge

The Group mitigates the interest rate risk generated by the gap between its prepayments of receivables (fixed rate) and its funding activities (either fixed or floating) with mixed maturities. This hedge is executed over-the-counter ("OTC") with multiple financial institutions following its Counterparty Policy. The contracted annual rate is between 9.1% and 14.3%. The notional of the operations is R$ 5,541,019 and its maturity is up to July 2024. In the three months ended March 31, 2023, the amount related to these derivatives recognized in Statement of profit or loss was an expense of R$ 2,480 (expense of R$ 3,489 in the three months ended March 31, 2022).

5.7.	Financial risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy not to engage in derivatives for speculative purposes.

Financial risk management is carried out by the global treasury department (“Global Treasury”) at the Group level, designed by the integrated risk management team, following policies approved by the Board of Directors. Global treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly the operations related to merchant acquiring operation in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board has approved policies and limits that should be followed by Global and Local Treasury in managing financial risks. Policies include policies for managing liquidity and counterparty risks and different levels of approval are required for entering into financial instruments depending on its nature and the type of risk associated.

The global and local hikes on rates and the continued turbulence in capital markets may adversely affect the ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion, and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

5.8.	Financial instruments by category

5.8.1	Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

At March 31, 2023
Short and Long-term investments	—	3,258,119	33,048	3,291,167
Financial assets from banking solution	—	4,026,540	—	4,026,540
Accounts receivable from card issuers	—	—	18,939,968	18,939,968
Trade accounts receivable	481,420	11,722	—	493,142
Derivative financial instruments(a)	—	27,311	—	27,311
Receivables from related parties	10,253	—	—	10,253
Other assets	312,277	—	—	312,277
	803,950	7,323,692	18,973,016	27,100,658

At December 31, 2022
Short and Long-term investments	—	3,636,687	31,850	3,668,537
Financial assets from banking solution	—	3,960,871	—	3,960,871
Accounts receivable from card issuers	6,992	—	20,741,865	20,748,857
Trade accounts receivable	495,180	26,866	—	522,046
Derivative financial instruments(a)	—	36,400	—	36,400
Receivables from related parties	10,053	—	—	10,053
Other assets	341,200	—	—	341,200
	853,425	7,660,824	20,773,715	29,287,964

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.8.2	Financial liabilities by category

	Amortized cost	FVPL	Total

At March 31, 2023
Deposits from banking customers	3,902,150	—	3,902,150
Accounts payable to clients	15,568,580	—	15,568,580
Trade accounts payable	496,712	—	496,712
Loans and financing	3,955,266	—	3,955,266
Obligations to FIDC quota holders	634,677	—	634,677
Derivative financial instruments	—	241,761	241,761
Other liabilities	164,972	630,790	795,762
	24,722,357	872,551	25,594,908

At December 31, 2022
Deposits from banking customers	4,023,679	—	4,023,679
Accounts payable to clients	16,614,513	—	16,614,513
Trade accounts payable	596,044	—	596,044
Loans and financing	4,575,877	—	4,575,877
Obligations to FIDC quota holders	975,248	—	975,248
Derivative financial instruments	—	209,714	209,714
Other liabilities	144,893	611,279	756,172
	26,930,254	820,993	27,751,247

5.9.	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	March 31, 2023			December 31, 2022
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short and Long-term investments(a)	3,291,167	3,291,167	I /II	3,668,537	3,668,537	I /II
Financial assets from banking solution(e)	4,026,540	4,026,540	I	3,960,871	3,960,871	I
Accounts receivable from card issuers(b)	18,939,968	18,939,774	II	20,748,857	20,748,668	II
Trade accounts receivable (c)(d)	493,142	493,142	II / III	522,046	522,046	II / III
Derivative financial instruments(e)	27,311	27,311	II	36,400	36,400	II
Receivables from related parties(c)	10,253	10,253	II	10,053	10,053	II
Other assets(c)	312,277	312,277	II	341,200	341,200	II
	27,100,658	27,100,464		29,287,964	29,287,775

Financial liabilities
Deposits from banking customers(d)	3,902,150	3,902,150	II	4,023,679	4,023,679	II
Accounts payable to clients(g)	15,568,580	14,490,349	II	16,614,513	16,025,373	II
Trade accounts payable	496,712	496,712	II	596,044	596,044	II
Loans and financing(f)	3,955,266	3,962,045	II	4,575,877	4,564,864	II
Obligations to FIDC quota holders(e)	634,677	665,133	II	975,248	973,614	II
Derivative financial instruments(f)	241,761	241,761	II	209,714	209,714	II
Other liabilities(c)(h)(i)	795,762	795,762	II/III	756,172	756,172	II/III
	25,594,908	24,553,912		27,751,247	27,149,460

(a)	Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

(b)	For Accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items. For those measured at amortized cost, carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances and short settlement terms.

(c)	The carrying values of Trade accounts receivable, Receivables from related parties, Other assets, Trade accounts payable and Other liabilities are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days.

(d)	Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 11,722 . In the three months ended March 31, 2023, this portfolio registered a gain of R$ 3,590 (loss of R$ 147,312 - March 31, 2022), and total net cashflow effect was an inflow of R$ 18,734 (R$ 253,513 - March 31, 2022). Loans fair value are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

As of December 31, 2022	26,866
Collections	(18,734)
Interest income recognized in the statement of profit or loss as Financial Income	119,990
Fair value recognized in the statement of profit or loss as Financial Income	(116,400)
As of March 31, 2023	11,722

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are the expected loss rate and the discount rate used to evaluate the asset. To calculate expected loss rate, the Company considers a list of assumptions, the main being: an individual projection of client’s transactions, the probability of each contract to default and scenarios of recovery. These main inputs are periodically reviewed, or when there is an event that may affect the probabilities and curves applied to the portfolio.

In determining the discount rate, we consider that the rate should be a current rate commensurate with the nature of the loan portfolio and the valuation method used. When rates for actual recent transactions are available and appropriate to reflect the interest rate as of the measurement date, we consider those rates. When such rates are not available, we also obtain non-binding quotes. Based on all available information we make a judgment as to the rate to be used. In prior periods we used the interest rate that we paid to senior holders of FIDCs on recent transactions. Considering we did not raise funding through FIDCs since February 2021 and the changes observed in the benchmark interest rate in Brazil and in the credit markets we currently build an interest rate curve for unsecured loans granted to us based on recent loans obtained and in quotes from financial institutions.

The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of market observable inputs.

(e)	The fair value of deposits from banking customers is assumed to approximate their amortized cost considering the immediate liquidity due to costumers’ payment account deposits.

(f)	The fair values of Loans and financing, and Obligations to FIDC quota holders are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(g)	The fair value of Accounts payable to clients is estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(h)	There are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized within Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability. The movement and balance of the contingent consideration are as follows:

As of December 31, 2022	309,856
Additions (Note 19.1.3)	1,717
Payments	(3,300)
Interest recognized in the statement of profit or loss as Financial expenses, net	9,818
As of March 31, 2023	318,091

The Group has performed sensitivity analysis considering an increase of 10% and a decrease of 10% in projections of revenue and EBITDA. The result was an increase of contingent consideration in the total amount of R$ 51,695 considering increase in unobservable inputs and a decrease of contingent consideration in the total amount of R$ 52,024 considering decrease in unobservable inputs.

(i)	The Group issued put options over Reclame Aqui’s non-controlling interests, together the with business combination occurred in 2022. The Company does not have a present ownership interest in the shares held by non-controlling shareholders, so the Group has elected as accounting policy for such put options to derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the amount recognized as financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 270,931 was recorded in the consolidated statement of financial position as of March 31, 2023 as a financial liability under Other liabilities (2022 - 264,291).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

As of March 31, 2023, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

6.	Recoverable taxes

	March 31, 2023	December 31, 2022

Withholding income tax on finance income(a)	164,060	87,701
Income tax and social contribution	4,878	9,872
Others withholding income tax	18,809	36,212
Contributions over revenue(b)	945	3,410
Other taxes	19,173	13,761
	207,865	150,956

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.

7.	Income taxes

StoneCo Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction. The income earned by StoneCo Ltd. from its operations abroad can be subject to income tax at the main rate of 15%.

The combined rate applied to all entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).

7.1.	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the periods ended March 31, 2023 and 2022:

	Three months ended March 31,
	2023	2022

Profit (loss) before income taxes	306,812	(289,847)
Brazilian statutory rate	34%	34%
Tax benefit/(expense) at the statutory rate	(104,316)	98,548

Additions (exclusions):
Profit (loss) from entities subject to different tax rates	26,526	2,129
Profit (loss) from entities subject to different tax rates - Mark-to-market on equity securities designated at FVPL	10,395	(109,819)
Other permanent differences	(9,355)	(2,028)
Equity pickup on associates	(348)	(230)
Unrecorded deferred taxes	(4,939)	(14,377)
Previously unrecognized on deferred income tax (temporary and tax losses)	358	—
Other tax incentives	557	2,586
Total income tax and social contribution benefit/(expense)	(81,122)	(23,191)
Effective tax rate	26%	(8%)

Current income tax and social contribution	(43,554)	(67,810)
Deferred income tax and social contribution	(37,568)	44,619
Total income tax and social contribution benefit/(expense)	(81,122)	(23,191)

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

7.2.	Deferred income taxes by nature

	December 31, 2022	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill (a)	March 31, 2023

Assets at FVOCI	215,730	(31,198)	—	—	184,532
Losses available for offsetting against future taxable income	385,634	—	31,907	—	417,541
Other temporary differences	273,625	—	(41,130)	—	232,495
Tax deductible goodwill	69,017	—	(10,104)	—	58,913
Share-based compensation	58,815	—	7,674	—	66,489
Contingencies arising from business combinations	51,313	—	(654)	—	50,659
Assets at FVPL	(993)	—	864	—	(129)
Technological innovation benefit	(31,557)	—	(9,439)	—	(40,996)
Temporary differences under FIDC	(147,924)	—	(23,606)	—	(171,530)
Intangible assets and property and equipment arising from business combinations	(693,936)	—	6,920	(1,375)	(688,391)
Deferred tax, net	179,724	(31,198)	(37,568)	(1,375)	109,583

(a)	See more details in note 19.1.1.

7.3.	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 148,545 (December 31, 2022 – R$ 144,529) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

8.	Property and equipment

8.1.	Changes in Property and equipment

	Balance at 12/31/2022	Additions	Disposals (a)	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Balance at 03/31/2023
Cost
Pin Pads & POS	1,948,382	230,187	(85,821)	(2,731)	—	—	2,090,017
IT equipment	262,405	9,822	(24)	(2,189)	—	17	270,031
Facilities	91,820	1,185	(801)	(19,714)	(5)	(219)	72,266
Machinery and equipment	23,521	2,107	(29)	—	(37)	(190)	25,372
Furniture and fixtures	24,150	165	(516)	(1,519)	(27)	23	22,276
Vehicles and airplane	27,296	14	—	—	(57)	28	27,281
Construction in progress	50,320	45,676	(296)	—	—	—	95,700
Right-of-use assets - equipment	4,823	—	—	(7)	—	—	4,816
Right-of-use assets - vehicles	43,794	1,774	(8,226)	—	—	—	37,342
Right-of-use assets - offices	205,450	23,251	(14,980)	—	—	(116)	213,605
	2,681,961	314,181	(110,693)	(26,160)	(126)	(457)	2,858,706
Depreciation
Pin Pads & POS	(740,468)	(102,102)	68,101	2,731	—	—	(771,738)
IT equipment	(145,406)	(13,311)	8	2,189	—	3	(156,517)
Facilities	(37,739)	(3,269)	675	19,714	—	26	(20,593)
Machinery and equipment	(18,571)	(941)	71	—	—	38	(19,403)
Furniture and fixtures	(7,054)	(637)	197	1,519	—	2	(5,973)
Vehicles and airplane	(2,437)	(782)	—	—	—	3	(3,216)
Right-of-use assets - equipment	(1,031)	(24)	—	7	—	—	(1,048)
Right-of-use assets - Vehicles	(21,663)	(3,908)	7,408	—	—	—	(18,163)
Right-of-use assets - Offices	(66,414)	(11,658)	6,558	—	—	112	(71,402)
	(1,040,783)	(136,632)	83,018	26,160	—	184	(1,068,053)

Property and equipment, net	1,641,178	177,549	(27,675)	—	(126)	(273)	1,790,653

(a)	Includes Pin Pad & POS derecognized for not being used by customers after a period of time

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

8.2.	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Three months ended March 31,
	2023	2022

Cost of services	139,370	123,569
General and administrative expenses	61,195	48,943
Selling expenses	11,929	12,049
Other income (expenses), net	—	301
Depreciation and Amortization charges	212,494	184,862
Depreciation charge	136,632	118,296
Amortization charge	75,862	66,566
Depreciation and Amortization charges	212,494	184,862

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Intangible assets

9.1.	Changes in Intangible assets

	Balance at 12/31/2022	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	Balance at 03/31/2023

Cost
Goodwill - acquisition of subsidiaries	5,647,421	—	—	—	—	(1,002)	(2,160)	5,644,259
Customer relationship	1,793,405	6,285	—	—	—	—	1,940	1,801,630
Trademarks and patents	551,000	—	—	—	—	—	—	551,000
Software	1,162,311	57,966	—	9,569	(225)	(1,009)	2,104	1,230,716
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	66,820	5,378	(124)	(9,569)	—	—	—	62,505
Right-of-use assets - Software	88,254	1,502	(68)	(40,261)	—	—	—	49,427
	9,340,909	71,131	(192)	(40,261)	(225)	(2,011)	1,884	9,371,235
Amortization
Customer relationship	(278,032)	(17,491)	—	—	—	—	—	(295,523)
Trademarks and patents	(10,816)	(2,351)	—	—	—	—	—	(13,167)
Software	(337,935)	(48,007)	—	—	—	466	—	(385,476)
Non-compete agreement	(7,751)	(1,302)	—	—	—	—	—	(9,053)
Operating license	(6,108)	(16)	—	—	—	—	—	(6,124)
Right-of-use assets - Software	(67,935)	(6,695)	11	40,261	—	—	—	(34,358)
	(708,577)	(75,862)	11	40,261	—	466	—	(743,701)

Intangible assets net	8,632,332	(4,731)	(181)	—	(225)	(1,545)	1,884	8,627,534

10.	Transactions with related parties

Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the controlling investors, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

The following transactions were carried out with related parties:

	Three months ended March 31,
	2023	2022

Sales of services
Associates (legal and administrative services)(a)	38	7
	38	7
Purchases of goods and services
Associates (transaction services)(b)	(1,226)	(681)
	(1,226)	(681)

(a)	Related to services provided to Delivery Much and Trinks.

(b)	Related mainly to expenses paid to Trinks, RH Software, Delivery Much Creditinfo Jamaica. Alpha Logo and APP Sistemas for consulting services, marketing expenses and sales commissions and software license to new customers acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

10.1.	Balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2023	December 31, 2022

Loans to management personnel	6,037	6,121
Loans to associate	4,216	3,932
Receivables from related parties	10,253	10,053

As of March 31, 2023, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

11.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

11.1 Significant judgments, estimates and assumptions

In March of 2023, the Group reassessed its estimates to measure contingencies classified as possible. The previous approach, which relied on the total amount claimed in both civil and labor disputes, has been revised by a methodology that considers precedents set by similar transactions. Under the new estimation methodology, the Company has begun to disclose contingent losses classified as possible based on the historical losses observed in relation to the performance of the portfolio. This change in accounting principles was made possible by the maturation of the litigation portfolio. Until December 2022, the estimates were performed at the level of each of the civil and the labor claim. The ultimate goal is to enhance the precision of the estimates.

No changes have been made to estimates of probable contingencies as they represent the best available information.

11.2.	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2022	25,324	24,460	160,592	210,376
Additions	6,483	2,316	8,400	17,199
Reversals	(2,369)	(12,485)	(4,712)	(19,566)
Interests	820	963	4,989	6,772
Payments	(915)	—	(14,697)	(15,612)
Balance as of March 31, 2023	29,343	15,254	154,572	199,169

The Group is part to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

11.3.	Possible losses, not provided for in the statement of financial position

The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	March 31, 2023	December 31, 2022

Civil	93,735	178,809
Labor	52,184	238,523
Tax	137,011	140,658
Total	282,930	557,990

The nature of the civil litigation is summarized as follows:

Some entities of the Group are parties to several civil lawsuits whose objects are connected with it’s ordinary operation. The lawsuits are related to (i) a potential underhand use of the payment accounts (possible wire fraud) in the amount of R$ 21,565 on March 31, 2023 (R$ 74,474 on December 31, 2022), (ii) collection of commercial partners, responsible for part of the capture and indication of commercial establishments, in the amount of R$ 10,544 on March 31, 2023 (R$ 10,461 on December 31, 2022), (iii) risk analysis and retention of receivables, in the amount of R$ 8,387 on March 31, 2023 (R$ 29,619 on December 31, 2022), (iv) subacquirers and/or its affiliated establishments discussing possible payment divergence, in the amount of R$ 4,782 on March 31, 2023 (R$ 7,839 on December 31, 2022) and (v) client discussing the existence of disputed transactions through credit card (Chargebacks), in the amount of R$ 1,842 on March 31, 2023 (R$ 5,344 on December 31, 2022).

The Group is also party to a lawsuit filed by a commercial partner whose discussion is about the license use of a software provided by the partner in the amount of R$ 25,123 on March 31, 2023 (none on December 31, 2022).

The nature of the labor litigation is summarized as follows:

In the labor courts, the Group is frequently sued in two cases: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies, contracted by the Group. In these respective claims, the nature is mostly related to the placement of the claimant in a different trade union and payment of overtime. The value of these lawsuits is claimed by the former employees at the beginning of the proceeding. When the lawsuit starts, the amounts of possible contingencies usually correspond to the total amount requested by the claimants. Within further developments, this amount is re-evaluated and the risk amount reported may change, especially according to court decisions.

The nature of the tax litigation is summarized as follows:

Action for annulment of tax debits regarding the tax assessment issued by the state tax authorities on the understanding that the Company would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to ICMS tax at the rate of 25% and a fine equivalent to 50% of the update tax amount for failure to issue ancillary tax obligations. As of March 31, 2023, the updated amount recorded as a probable loss is R$ 25,505 (R$ 24,715 as of December 31, 2022), and the amount of R$ 28,552 (R$ 28,130 as of December 31, 2022) is considered as a possible loss (contingency arising from Linx´s acquisition).

During the third quarter of 2022, we received a tax assessment issued by the municipal tax Authority relating to the allegedly insufficient payment of tax on services. As March 31, 2023, the updated amount recorded is R$ 96,170 (R$ 93,605 as of December 31, 2022). The case, classified as possible loss. is being challenged at the administrative level of the court.

11.4.	Judicial deposits

For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of March 31, 2023 is R$ 18,295 (2021 - R$ 17,682 as of December 31, 2022), which are included in Other assets in the non-current assets.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Equity

12.1	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

12.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the movements of shares during the three months ended March 2023:

	Number of shares
	Class A	Class B	Total

At December 31, 2022	294,124,829	18,748,770	312,873,599
Vested awards(a)	323,829	—	323,829
At March 31, 2023	294,448,658	18,748,770	313,197,428

(a)	The Company delivered 323,829 RSUs, through the issuance of shares.

12.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

As of March 2023 and December 2022, the Company holds 233,772 class A common shares in treasury.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Three months ended March 31,
	2023	2022

Net income (loss) attributable to Owners of the Parent	226,639	(313,224)
Numerator of basic and diluted EPS	226,639	(313,224)

The following table contains the earnings per share of the Group for the three months ended March 31, 2023, 2022 (in thousands except share and per share amounts):

	Three months ended March 31,
	2023	2022

Numerator of basic EPS	226,639	(313,224)

Weighted average number of outstanding shares	312,748,594	310,309,051
Denominator of basic EPS	312,748,594	310,309,051

Basic earnings (loss) per share - R$	0.72	(1.01)

Numerator of diluted EPS	226,639	(313,224)

Share-based payments(a)	12,163,245	—
Weighted average number of outstanding shares	312,748,594	310,309,051
Denominator of diluted EPS	324,911,839	310,309,051

Diluted earnings (loss) per share - R$	0.70	(1.01)

(a)	Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the period ended March 31, 2022, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Revenue and income

14.1.	Timing of revenue recognition

	Three months ended March 31,
	2023	2022

Net revenue from transaction activities and other services	733,056	554,920
Recognized at a point in time (a)	733,056	554,920

Net revenue from subscription services and equipment rental	445,129	432,151
Financial income	1,375,044	949,750
Other financial income	158,427	133,438
Recognized over time	1,978,600	1,515,339

Total revenue and income	2,711,656	2,070,259

(a)	Includes R$ 81,958 of membership fees (R$ 48,985 in three months ended March, 31 2022) and R$ 27,212 of registry business fee (R$ 26,525 in three months ended March 31, 2022).

15.	Expenses by nature

	Three months ended March 31,
	2023	2022

Personnel expenses (Note 17.1)	688,360	555,401
Mark-to-market on equity securities designated at FVPL (Note 5.1(a))	(30,574)	322,996
Transaction and client services costs(a)	287,660	304,516
Depreciation and amortization (Note 8.2)	212,494	184,862
Marketing expenses and sales commissions(b)	183,643	179,217
Third parties services	61,268	66,217
Other	77,332	37,973
Total expenses	1,480,183	1,651,182

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.

(b)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

16. Financial expenses, net

	Three months ended March 31,
	2023	2022

Finance cost on sale of receivables	714,711	441,299
Cost of bond (Note 5.5.1.and 5.6.1)	102,946	81,395
Other interest on loans and financing (Note 5.5.1.)	83,423	142,192
Other	22,559	43,361
Total expenses	923,639	708,247

17.	Employee benefits

17.1.	Employee benefits expenses

	Three months ended March 31,
	2023	2022

Wages and salaries	486,489	386,868
Social security costs	101,558	83,074
Profit sharing and annual bonuses	30,195	58,245
Share-based payments	70,118	27,214
	688,360	555,401

17.2.	Share-based payment plans

The Group provides benefits to employees and board members of the Group through share-based incentives. The following table outlines the key share-based awards movements as of March 31, 2023 and December 31, 2022.

	Equity
	RSU	PSU	Options	Total

Number of shares
Balance as of December 31, 2022	11,507,221	7,320,367	45,159	18,872,747
Granted	280,700	462,862	—	743,562
Delivered	(429,823)	—	—	(429,823)
Balance as of March 31, 2023	11,358,098	7,783,229	45,159	19,186,486

The Group recorded in capital reserve the amount of R$ 59,437 (2022 - R$ 189,050) related to share-based payments.

17.2.1.	RSU - Restricted share units

The Group offers a Long-term incentive plan (“LTIP”) that enables the grant of equity-based awards to employees and other service providers with respect to its Class A common shares, and it has granted restricted share unit (“RSUs”) to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over up to ten years period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards are settled in, or delivered as Class A common shares. If the applicable performance conditions are not achieved, the awards are forfeited for no consideration.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

In the first quarter of 2023, the Company has granted 280,700 RSU’s with an average grant-date fair value of R$ 45.65, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, there were 429,823 RSUs vested in the first quarter, resulting on a delivery of 323,829 shares net of withholding taxes.

In March 31, 2023 there are no vested RSU to be issued to beneficiaries. The total expense, including taxes and social charges, recognized as Other income (expenses), net for the program on the period was R$ 62,128 (2022 - R$23,526).

17.2.2.	PSU - Performance share units

As part of LTIP, the Group granted awards of performance share units (“PSUs”). These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. The PSUs granted do not result in delivering shares to beneficiaries and expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate and annual volatility, based on the Company and similar players’ historical stock price.

To estimate the number of awards that are considered vested for accounting purposes we consider exclusively whether the service condition is met but reaching the TSR targets is ignored. As such even, if TSR targets are ultimately not achieved the expense will remain recognized.

In the first quarter of 2023, the Company granted 462,862 new PSUs with an average grant-date fair value of R$ 3.15. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. For the grant mentioned above, the main two inputs to the model were: (i) Risk–free interest rate between of 4.02% and 4,49% according to 3-month Libor forward curve for 3 and 5 years period, and ii) annual volatility between 80.0% and 83.2%, based on the Company’s historical stock price.

In March 31, 2023 there are no vested PSU to be issued to beneficiaries. The total expense, including taxes and social charges, recognized as Other income (expenses), net for the program on the period was R$ 7,961 (2022 - R$ 3,784).

17.2.3.	Options

The Group has granted awards as stock options, of which the exercise date will be between 3 and 10 years with a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model. On March 31, 2023 14,592 stock options were exercisable.

The total expense, including taxes and social charges, recognized as Other income (expenses), net for the program on the period was R$ 29 (2022 - R$ 41).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

18.	Other disclosures on cash flows

18.1.	Non-cash operating activities

	March 31, 2023	March 31, 2022
Fair value adjustment on loans designated at FVPL	(116,400)	(147,313)
Fair value adjustment on equity securities designated at FVPL	30,574	(322,996)

Fair value adjustment to accounts receivable from card issuers	(91,757)	46,415
Fair value adjustment on equity instruments/listed securities designated at FVOCI	(393)	—

Interest income received on accounts payable to clients	1,321,504	930,054
Finance cost of sale of receivables on Accounts receivable from card issuers	(714,711)	(441,299)

18.2.	Non-cash investing activities

	March 31, 2023	March 31, 2022

Property and equipment and intangible assets acquired through lease	25,835	9,867

18.3.	Non-cash financing activities

	March 31, 2023	March 31, 2022

Unpaid consideration for acquisition of non-controlling shares	1,277	1,518
Shares of the Company delivered at Reclame Aqui acquisition	—	169,864

18.4.	Property and equipment, and intangible assets

	March 31, 2023	March 31, 2022

Additions of property and equipment (Note 8.1)	(314,181)	(226,422)
Additions of right of use (IFRS 16) (Note 8.1)	25,025	9,867
Payments from previous period	(176,835)	(51,614)
Purchases not paid at period end	125,906	45,595
Prepaid purchases of POS	(244)	85,771
Purchases of property and equipment	(340,329)	(136,803)

Additions of intangible assets (Note 9.1)	(71,131)	(64,563)
Additions of right of use (IFRS 16) (Note 9.1)	1,502	—
Payments from previous period	(6,593)	(41,898)
Purchases not paid at period end	161	1,001
Capitalization of borrowing costs	—	415
Purchases and development of intangible assets	(76,061)	(105,045)

Net book value of disposed assets (Notes 8.1 and 9.1)	27,855	37,343
Net book value of disposed Leases	(10,407)	(21,452)
Gain (loss) on disposal of property and equipment and intangible assets	(14,948)	4,485
Outstanding balance	(2,295)	—
Proceeds from disposal of property and equipment and intangible assets	205	20,376

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Business combinations

19.1.	Acquisitions in 2022 – assessments concluded in 2023

In 2022, our controlled company Questor conducted business combination with Hubcount. The acquisition of this company was measured in 2022 based on preliminary assessments and included in the December 31, 2022 consolidated financial statements. The assessments were completed in the first quarter of 2023. The effects of the differences between the preliminary assessments (as originally recognized on December 31, 2022) and the final assessments are presented below.

19.1.1.	Financial position of the business acquired

The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction considering the preliminary and the final assessments are presented below.

Fair value	Preliminary amounts (as presented on December 31, 2022)	Adjustments	Final amounts (as presented on March 31, 2023)

Cash and cash equivalents	36	—	36
Trade accounts receivable	235	—	235
Recoverable taxes	42	—	42
Property and equipment	205	—	205
Intangible assets - Customer relationship(a)	—	1,940	1,940
Intangible assets - Software(a)	—	2,104	2,104
Other assets	460	—	460
Total assets	978	4,044	5,022

Trade accounts payable	79	—	79
Labor and social security liabilities	313	—	313
Taxes payable	41	—	41
Deferred tax liabilities	—	1,375	1,375
Other liabilities	87	—	87
Total liabilities	520	1,375	1,895

Net assets and liabilities(b)	458	2,669	3,127
Consideration paid (Note 19.1.3)	10,615	509	11,124
Goodwill	10,157	(2,160)	7,997

(a)	The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 19.1.2.

(b)	The net assets recognized in the December 31, 2022 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Hubcount. The valuation had not been completed by the date the 2022 financial statements were approved for issue by the Board of Directors. In the first quarter of 2023, the valuation was completed.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

19.1.2.	Intangible assets recognized from business combinations

The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below.

19.1.2.1. Customer relationship

Hubcount

Amount	1,940
Method of evaluation	MEEM (*)
Estimated useful life (a)	7 years and 2 months
Discount rate (b)	15.3
Source of information	Acquirer’s management internal projections

(*)	Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

19.1.2.2. Software

Hubcount

Amount	2,104
Method of evaluation	Relief from royalties
Estimated useful life(a)	5 years
Discount rate(b)	15.3
Source of information	Historical data

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

19.1.3.	Consideration paid

The consideration paid on business combination is composed by the sum of the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary and the final assessments is presented as follows.

	Preliminary amounts (as presented on December 31, 2022)	Adjustments	Final amounts (as presented on March 31, 2023)

Cash consideration paid to the selling shareholders	7,500	—	7,500
Cash consideration to be paid to the selling shareholders	3,000	(341)	2,659
Call option	—	(1,534)	(1,534)
Contingent consideration (a)	—	1,717	1,717
Non-controlling interest in the acquiree	115	667	782
Total	10,615	509	11,124

(a)	Refers to contingent consideration that may be paid in 2024, the amount is based on predetermined formulas which consider mainly the net revenue of Hubcount at the end of 2023.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Segment information

In line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non allocated activities:

• Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business TAG.

• Software: Comprised of two main activities (i) Core, which is comprised by POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, and (ii) Digital, which includes OMS, e-commerce platforms, engagement tools, ads solutions and marketplace hubs.

• Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.

The Group used and continues to use Adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.

The measurement of Adjusted net income (loss) from January 1, 2023 no longer excludes share-based compensation expenses in the segmented statement of profit or loss, also, from April 1, 2022 no longer excludes bond issuance expenses in the segmented statement of profit or loss . As such in the statement of profit or loss as from January 1, 2023 the share-based and bond issuance expenses are included in segments Statement of Profit or Loss. Information for prior periods (including the comparative periods and results from January 1, 2023 to March 31, 2023) have been retroactively adjusted to reflect the new criteria as presented below. The effect in Adjusted net income of no longer excluding share-based compensation expenses from January 1, 2023 to March 31, 2023 amounts to R$ 33,041.

In order to facilitate the comparison of segment result on a consistent basis, we present as additional information the segment statements of profit or loss: (i) for the three months ended March 31, 2022 the reconciliation of net income (loss) excluding bond and share-based compensation expense, which was our criteria at the time.

20.1.	Segmented Statement of Profit or Loss

	March 31, 2023
	Financial Services	Software	Non allocated

Total revenue and income	2,335,926	358,218	17,512

Cost of services	(555,272)	(164,196)	(1,808)
Administrative expenses	(170,930)	(83,458)	(8,064)
Selling expenses	(314,827)	(68,952)	(6,149)
Financial expenses, net	(895,018)	(13,631)	(236)
Other income (expenses), net	(92,627)	(11,011)	(438)
Total adjusted expenses	(2,028,674)	(341,248)	(16,695)

Loss on investment in associates	(1,273)	(107)	357
Adjusted profit (loss) before income taxes	305,979	16,863	1,174

Income taxes and social contributions	(79,081)	(8,377)	39
Adjusted net income (loss) for the period	226,898	8,486	1,213

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

	March 31, 2022
	Financial Services	Software	Non allocated

Total revenue and income	1,721,259	326,617	22,384

Cost of services	(498,956)	(172,537)	(2,875)
Administrative expenses	(131,130)	(74,451)	(9,183)
Selling expenses	(322,960)	(56,560)	(4,222)
Financial expenses, net	(612,472)	(8,561)	(81,069)
Other income (expenses), net	(22,970)	(1,761)	(1,053)
Total adjusted expenses	(1,588,488)	(313,870)	(98,402)

Loss on investment in associates	—	(440)	(237)
Adjusted profit (loss) before income taxes	132,771	12,307	(76,255)

Income taxes and social contributions	(15,963)	(10,143)	(154)
Adjusted net income (loss) for the period	116,808	2,164	(76,409)
Additional information:
Share-based compensation, net of tax	9,113	2	8
Bond expenses	—	—	80,559
Adjusted net income (loss) for the period presented on March 31, 2022	125,921	2,166	4,158

20.2.	Reconciliation of segment adjusted net income (loss) for the period with net income (loss) in the consolidated financial statements

	March 31, 2023	March 31, 2022

Adjusted net income – Financial Services	226,898	116,808
Adjusted net income (loss) – Software	8,486	2,164
Adjusted net income (loss) – Non allocated	1,213	(76,409)
Segment adjusted net income	236,597	42,563

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter	30,574	(322,996)
Amortization of fair value adjustment (a)	(33,673)	(24,908)
Other income (b)	(14,105)	(10,766)
Tax effect on adjustments	6,297	3,069
Consolidated net income (loss)	225,690	(313,038)

(a)	Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b)	Consists of the fair value adjustment related to associates call option, M&A and, earn-out interests related to acquisitions. As mentioned above, Bond issuance expenses was part of the criteria from adjusted net income we used up to December 31, 2022, The effect in Adjusted net income of no longer excluding Bond issuance expenses from January 1, 2022 to March 31, 2023 amounts to R$ 80,559.